KA 4/5

[redacted]

SECU 13014157 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORE FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 LAKE SHORE DRIVE
(No. and Street)

COLUMBUS, OH 43204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MILLICENT E. WALKER 770-352-0120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

230 WEST STREET, SUITE 700 COLUMBUS, OH 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 4/5 3

OATH OR AFFIRMATION

I, MICHAEL A. LEVIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE FINANCIAL, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REGINA G CORVO
Notary Public, State of Ohio
Commission Expires 01-28-2018

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
with Supplementary Information

Core Financial, LLC (a wholly-owned subsidiary of Core Real Estate Capital, LLC)

December 31, 2012 and 2011

CONTENTS

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ Partners

To the Board of Directors
Core Financial, LLC
Columbus, Ohio

Independent Auditors' Report

We have audited the accompanying financial statements of Core Financial, LLC, a wholly-owned subsidiary of Core Real Estate Capital, LLC, which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations and changes in members' equity and cash flows for the years then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Core Financial, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLC

Columbus, Ohio
January 24, 2013

CORE FINANCIAL, LLC

Statements of Financial Condition

December 31, 2012 and 2011

ASSETS

	2012	2011
Cash	**$ 38,427**	$ 47,300
Accounts Receivable - Related Party	**-**	275
Other Assets		
Prepaid expenses	**12,275**	-
CRD Fund	**855**	2,584
Total other assets	**13,130**	2,584
TOTAL ASSETS	**$ 51,557**	$ 50,159

LIABILITIES AND MEMBERS' EQUITY

	2012	2011
Accounts Payable	**$ 550**	$ 25
Members' Equity	**51,007**	50,134
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 51,557**	$ 50,159

The accompanying notes are an integral part of the financial statements.

CORE FINANCIAL, LLC

Statements of Operations and Changes in Members' Equity

For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenue	**$ 548,000**	$ 776,998
Operating Expenses:		
Officers' fees	**143,128**	-
Office sharing	**57,324**	57,446
Insurance	**38,006**	-
Professional fees	**33,285**	39,578
Taxes	**20,787**	225
FINRA licenses and fees	**2,291**	25,108
Other expenses	**806**	1,390
Travel	**-**	4,368
Total operating expenses	**295,627**	128,115
Net Income	**252,373**	648,883
Members' Equity - Beginning of the Year	**50,134**	25,251
Members' Contributions	**18,500**	255,000
Members' Distributions	**(270,000)**	(879,000)
Members' Equity - End of the Year	**$ 51,007**	$ 50,134

The accompanying notes are an integral part of the financial statements.

CORE FINANCIAL, LLC

Statements of Cash Flows

For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities:		
Net income	$ 252,373	$ 648,883
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in assets:		
Accounts receivable - related party	275	(275)
Prepaid assets	(12,275)	-
CRD fund	1,729	(2,427)
Increase (decrease) in liabilities:		
Accounts payable	525	(1,639)
Total adjustments	(9,746)	(4,341)
Net cash provided by operating activities	242,627	644,542
Cash Flows from Financing Activities:		
Members' contributions	18,500	255,000
Members' distributions	(270,000)	(879,000)
Net cash used in financing activities	(251,500)	(624,000)
Net (decrease) increase in cash	(8,873)	20,542
Cash - Beginning of Year	47,300	26,758
Cash - End of Year	$ 38,427	$ 47,300

The accompanying notes are an integral part of the financial statements.

Organization and Operations

Core Financial, LLC (the Company) was established in May 2009. The Company was approved by the Financial Industry Regulatory Authority (FINRA) on June 3, 2010 to conduct securities transactions. In November 2011, the shareholders of Core Financial, LLC transferred their ownership to Core Real Estate Capital, LLC (Real Estate) and the Company became a wholly-owned subsidiary.

The Company is a limited broker/dealer whose only business is to act as a placement agent for real estate investment syndications mandated by an affiliate. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the contingent private offerings it places at the time the contingency is met. Revenue recorded is based on mutually agreed-upon financing fees within private placement memorandums of the syndications.

Income Taxes

The Company is a limited liability company and does not pay federal or state income taxes on its taxable income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

The Company annually evaluates tax positions in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. All income tax return periods are currently open. As of December 31, 2012 and 2011, management believes that no uncertain tax positions exist based on its most recent annual reviews.

Summary of Significant Accounting Policies (continued)

Statements of Cash Flows

For purposes of reporting cash flows, cash includes cash on hand and demand deposits held by banks.

Cash

The Company maintains its cash in two accounts with one financial institution which, at times, may exceed federally insured limits. At December 31, 2012 all balances were fully insured. Also, under a temporary federal program all balances in non-interest bearing accounts were fully insured through December 31, 2012. Under the program, there was no limit to the amount of insurance for eligible accounts.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8:1 during its first year of being approved to conduct a securities business and 15:1 thereafter. At December 31, 2012 the Company had net capital of $37,877, which was $32,877 in excess of its required net capital of $5,000 and aggregate indebtedness of $550. At December 31, 2011 the Company had net capital of $47,275, which was $42,275 in excess of its required net capital of $5,000 and aggregate indebtedness of $25. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 and 0 to 1 for the years ended December 31, 2012 and 2011, respectively. Therefore the Company was in compliance as of December 31, 2012 and 2011.

Liabilities Subordinated to Claims of General Creditors

The Company did not have any liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2012 and 2011.

Computation and Information on Possession and Control

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i); therefore, computations of reserve requirements and information related to possession and control are not applicable.

Related Party Transactions

The Company has entered into an expense sharing agreement with Core Properties, LLC (Properties), which is another subsidiary of Real Estate. The expense sharing agreement requires payment of $4,778 and $4,772 per month, as of December 31, 2012 and 2011, respectively, to Properties to pay for administrative costs such as staff payroll, rent, etc. During 2012, the Company entered into two additional expense sharing agreements requiring monthly payments totaling $15,656 to Real Estate for the payment of officers' wages and insurance. There were no related party receivables at December 31, 2012. At December 31, 2011, $275 was due from Properties related to a payment error by an escrow agent in the distribution of placement fees and real estate acquisition fees.

Subsequent Events – Date of Management Evaluation

Management has evaluated subsequent events through January 24, 2013, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ Partners

To the Board of Directors
Core Financial, LLC
Columbus, Ohio

Independent Auditors' Report on Internal Control

In planning and performing our audits of the basic financial statements and supplemental information of Core Financial, LLC, for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previous mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GBQ Partners LLC

Columbus, Ohio
January 24, 2013

CORE FINANCIAL, LLC

Schedules of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934

For the Years Ended December 31, 2012 and 2011

	2012	2011
Total assets	**$ 51,557**	$ 50,159
Total liabilities	**550**	25
Calculated net worth	**51,007**	50,134
Less: Non-allowable assets	**(13,130)**	(2,859)
Audited net capital	**37,877**	47,275
Unaudited net capital per FOCUS Report	**37,877**	47,275
Difference	$ -	$ -

There were no material differences between this computation and that reflected in the FOCUS Reports filed for the quarters ended December 31, 2012 and 2011.

See Independent Auditors' Report.

Agreed-Upon Procedures Report

Core Financial, LLC (a wholly-owned subsidiary of Core Real Estate Capital, LLC)

December 31, 2012

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ
Partners

To the Board of Directors of
Core Financial, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Core Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Core Financial, LLC's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Core Financial, LLC's management is responsible for Core Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no disbursements;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the general ledger and private placement memorandums, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referred to above supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GBQ Partners LLC

Columbus, Ohio
January 24, 3013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068330 FINRA DEC
CORE FINANCIAL LLC 16*16
1515 LAKE SHORE DR
COLUMBUS OH 43204-4939

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Levin 614-485-2500

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <150.00>

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <150.00>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Core Financial, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 18 day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 548,013
2b. Additions:	3-31-2012: 50,007; 6-30-2012: 120,004; 9-30-2012: 378,001; 12-31-2012: 1	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		-0-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Private Placement Fees (Deductions in excess of $100,000 require documentation) (See Attached PPM's)		548,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		548,000
2d. SIPC Net Operating Revenues		$ 13
2e. General Assessment @ .0025		$ -0- (to page 1, line 2.A.)